Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of Lennar Corporation on Form S-4, relating to the $250,000,000, 5.50% senior notes due 2014, of our report dated February 27, 2004, except for that portion of Note 17 relating to the senior floating-rate notes due 2009 as to which the date is August 20, 2004, on the consolidated financial statements of Lennar Corporation and subsidiaries appearing in the Current Report on Form 8-K/A of Lennar Corporation dated October 28, 2004, and of our report dated February 27, 2004 on the consolidated financial statement schedule appearing in the Annual Report on Form 10-K of Lennar Corporation for the year ended November 30, 2003, and to the reference to us under the headings “Selected Consolidated Condensed Financial Information” and “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Miami, Florida
December 9, 2004